Exhibit 97.1

Clawback Policy for Misstatements of Financial Statements

HR Department (Regulations) No.60 Adopted 30 Nov, 2023.

Article 1 (Purpose) The purpose of this Clawback Policy for Misstatements of Financial Statements (the “Policy”) is to set forth matters necessary to comply with any applicable standards regarding the recovery of erroneously awarded compensation, as stipulated in Rule 10D-1 under the Securities Exchange Act of 1934, as amended , adopted by the Securities and Exchange Commission (the “SEC”), Section 303A.14 of the New York Stock Exchange (the “NYSE”) Listed Company Manual (collectively, the “SEC Clawback Rules”) and any other relevant rules, in connection with “misstatements of financial statements, etc.,” which constitutes one of the criteria for compensation recovery outlined in Article 8 of the Directors’ Remuneration Regulations and Article 14 of the Executive Officers Regulations.

Article 2 (Definitions) The capitalized terms used in this Policy shall have the meanings set forth below:

1.	“Accounting Restatement” shall mean, with respect to misstatements of financial statements, an accounting restatement due to:

(a)	a material error in previously issued financial statements (a “Big R” Restatement);

(b)	an error that would result in a material misstatement if the error were corrected in the current period or left uncorrected in the current period (a “little r” Restatement); or

(c)	a material noncompliance with any financial reporting requirement under applicable laws.

2.	“Board” shall mean the Board of Directors of KB Financial Group (the “Company”).

3.

“Clawback Amount” shall mean, with respect to each individual in connection with an Accounting Restatement, the amount of the Clawback Eligible Incentives that exceeds the amount of Clawback Eligible Incentives that otherwise would have been Received (as defined below) had it been determined based on the restated amounts, computed without regard to any taxes paid in relation to such Clawback Eligible Incentives.

4.

“Clawback Eligible Incentives” shall mean all Short and Long-Term Incentives (including unconfirmed, previously granted, and unpaid amounts) Received by each individual who served as an executive officer, during the applicable Clawback Period after beginning service as an executive officer, irrespective of whether such executive officer is serving at the time the Clawback Amount is required to be repaid to the Company.

5.

“Clawback Period” shall mean, with respect to any Accounting Restatement, a period of not less than three completed fiscal years of the Company immediately preceding the Restatement Date (including any transition period of less than nine (9) months within or immediately following those fiscal years that results from a change in the Company’s fiscal year, if applicable), as determined by the Board.

6.	“Committee” shall mean the Compensation Committee of the Board.

7.

“Financial Reporting Measures” shall mean measures that are determined and presented in accordance with the accounting principles used in preparing the Company’s financial statements, and any measures that are derived wholly or in part from such measures, including stock price and Total Shareholder Return (TSR).

8.	“Impracticable” shall mean that either:

(a)

the direct expenses paid to a third party to assist in enforcing this Policy against an executive officer subject to the recovery of erroneously awarded compensation would exceed the Clawback Amount, after the Company has made a reasonable attempt to recover such Clawback Amount in accordance with its relevant internal procedures, documented such reasonable attempt(s) and provided such documentation to the NYSE;

(b)

recovery would violate applicable domestic laws adopted prior to November 28, 2022, and the Company concludes that it would be impracticable to recover any Clawback Amount based on such a violation after submitting a copy of an opinion of counsel, recognized by the NYSE as having expertise and credibility, that the recovery would result in such a violation; or

(c)

recovery would likely cause an otherwise tax-qualified retirement plan to fail to meet the requirements of 26 U.S.C. § 401 (Qualified pension, profit-sharing, and stock bonus plans) (a)(13) or 26 U.S.C. § 411(Minimum vesting standards) (a) and regulations thereunder, rendering an executive officer subject to the recovery of erroneously awarded compensation disqualified from receiving benefits thereunder.

9.	“Method of Recovery” shall mean:

(a)	requiring the executive officer to reimburse erroneously awarded compensation;

(b)	seeking recovery from the executive officer of any gain realized on the vesting, exercise, settlement, sale, transfer, or other disposition of such executive officer’s equity-based awards;

(c)	offsetting the Clawback Amount from any compensation otherwise owed by the Company to the executive officer, or cancelling outstanding vested or unvested equity awards; and

(d)	any other remedial and recovery action permitted by applicable law, as resolved by the Board.

10.

“Received” shall mean deemed receipt of any Short and Long-Term Incentives. For the avoidance of doubt, Short and Long-Term Incentives shall be deemed received in the Company’s fiscal period during which the Financial Reporting Measure specified in the Short and Long-Term Incentives award is attained, even if the actual payment (or grant) of the Short and Long-Term Incentives occurs after the end of the relevant period.

11.

“Restatement Date” shall mean the earlier to occur of: (i) the date the Board, the Committee, or the officers of the Company authorized to take relevant action, resolves (determines), or reasonably should have resolved (determined), the preparation of an Accounting Restatement; or (ii) the date the supervisory authority, or any other legally authorized body, directs the Company to prepare an Accounting Restatement.

12.

“Short and Long-Term Incentives” shall mean any compensation earned from the Company based on performance (including compensation granted, earned or vested based wholly or in part upon the attainment of a Financial Reporting Measure), as described below:

(a)	Short-Term Incentives: any compensation earned based on annual performance assessments;

(b)	Long-Term Incentives: any compensation earned in the form of the Company’s treasury stock or in an amount equivalent thereto, based on long-term performance.

(c)	Any and all other compensation earned based on performance.

Article 3 (Scope of Application) ① This Policy shall apply to executive officers as determined in accordance with the SEC Clawback Rules (including registered directors and executives who are not directors but are authorized to perform duties with powers and responsibilities similar to the registered directors, as well as executive officers of the Company’s subsidiaries, to the extent applicable under the SEC Clawback Rules).

② The Company shall not provide any compensatory financial benefit (including any indirect risk-hedging strategies such as compensation through insurance) to executive officers defined in paragraph ① above to compensate such executive officer for the loss of any Clawback Amount that is repaid, returned or recovered pursuant to the terms of this Policy or the Clawback Rules, including any compensatory support that may undermine the linkage between the compensation system and the risks associated therewith.

Article 4 (Recovery) ① In the event that the Company is required to prepare an Accounting Restatement, the Company shall reasonably promptly determine the Clawback Amount for each executive offer in connection with such Accounting Restatement in accordance with an independent resolution by the Board, regardless of whether there has been any misconduct by such executive officer or any liability of such executive officer in connection with the accounting error that triggers the Accounting Restatement; provided, however, the Company shall not be required to take the actions contemplated in this Article 4 if a majority of the independent directors of the Board determines and resolves that recovery would be Impracticable.

② In the event that any repayment of the Clawback Amount is owed to the Company, the Company shall reasonably promptly recover the Clawback Amount, as determined under paragraph ① above, by an appropriate Method of Recovery in accordance with the resolution of the Board, and shall not accept an amount that is less than such Clawback Amount.

③ The Company shall reasonably promptly provide each executive officer with notice containing a demand for the repayment or return of the Clawback Amount as determined under paragraph ① above.

④ In the event that the Clawback Amount constitutes Short and Long-Term Incentives based on stock price or Total Shareholder Return (TSR), the Company shall determine the amount of the Short and Long-Term Incentives based on a reasonable estimate of the effect of the Accounting Restatement on the stock price or TSR upon which the incentive-based compensation was Received.

⑤ The Company shall maintain documentation of the determination of the amount, etc. under paragraph ④ above, and provide such documentation to the NYSE.

⑥ The Board is authorized to engage, on behalf of the Company, any third-party advisors it deems advisable in order to perform any calculations associated with recovery.

Article 5 (Miscellaneous) ① In the event that the Board or the Committee separately resolves any matters related to recovery, including the Clawback Amount, to the extent that the resolution complies with all applicable domestic or foreign laws, including the SEC Clawback Rules, the Sarbanes-Oxley Act of 2002 and the Dodd-Frank Wall Street Reform and Consumer Protection Act, such resolution shall prevail over this Policy.

② Any matters related to overseas disclosure or reporting necessary to comply with this Policy shall be governed by applicable law, including the SEC Clawback Rules, the Securities Exchange Act of 1934, as amended, and other applicable external regulations, unless otherwise specified in this Policy.

③ Each executive officer as specified in Article 3 shall submit the Acknowledgment Form attached hereto as [Exhibit] to the Company on the date of their initial appointment, or at least once during his/her term of office in the case of incumbent executive officers.

④ This Policy shall be subject to revisions and administration by the relevant departments in accordance with internal regulations and procedures, unless otherwise specified by applicable law or by the Board (including its committees).

⑤ Any matter not specified herein shall be governed by applicable domestic and foreign laws.

ADDENDUM (November 30, 2023)

This Policy shall enter into force on October 2, 2023, the effective date of the NYSE Listed Company Manual Section 303A. 14.

[Exhibit] Acknowledgment Form

Acknowledgment Form

Regarding Clawbacks for Misstatements of Financial Statements, etc.

By signing below, the undersigned executive officer (the “Executive Officer”) acknowledges and confirms that the Executive Officer has received and reviewed a copy of the Clawback Guidelines for Misstatements of Financial Statements, etc. (the “Guidelines”). Capitalized terms used but not otherwise defined in this Acknowledgment Form (this “Acknowledgment Form”) shall have the meanings ascribed to such terms in the Guidelines.

By signing this Acknowledgment Form, the Executive Officer acknowledges and agrees as follows:

(a) the Executive Officer is and will continue to be subject to the Guidelines and that the Guidelines will apply both during and after the Executive Officer’s employment or appointment agreement with the Company;

(b) to the extent necessary to comply with the Guidelines, the Guidelines hereby amend any appointment agreement, short and long-term incentive award agreement or similar agreement that the Executive Officer is a party to with the Company;

(c) the Executive Officer shall abide by the terms of the Guidelines, including, without limitation, by returning any Clawback Amount to the Company to the extent required by, and in a manner permitted by, the Guidelines;

(d) any amounts payable to the Executive Officer, including any compensation that is granted, earned, or vested based wholly or in part upon the attainment of a Financial Reporting Measure or based on the Company and/or any of its affiliates’ performance shall be subject to the Guidelines as may be in effect and modified from time to time as required by applicable law or the requirements of domestic and overseas exchanges on which the Company’s shares are listed for trading, and any revision (modification) of the Guidelines made at the discretion of the Company to the extent that applicable law is not violated, shall be deemed to amend this Acknowledgment Form.

(e) the Company may recover compensation paid to the Executive Officer by any Method of Recovery the Board deems appropriate, and the Executive Officer agrees to comply with any request or demand for repayment by the Company in order to comply with the Guidelines;

(f) the Company may, to the extent that applicable law is not violated, reduce any amount that may become payable to the Executive Officer by any amount to be recovered by the Company pursuant to the Guidelines to the extent such amount has not been returned by the Executive Officer to the Company prior to the date that any subsequent amount becomes payable to the Executive Officer.

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